Filed by Max Capital Group Ltd. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

Max Capital and Harbor Point CEOs on merger

Reactions Magazine

12 March 2010

The merger of Bermudian firms Max Capital Group and Harbor Point has been termed a merger of equals. Reactions spoke to the CEO’s of the two companies and an analyst to get the perspective from all sides on what the future holds for the combined company Alterra Capital Holdings.

In March, Bermudian firms Max Capital and Harbor Point announced they are to merge under a new name.

Marty Becker, chairman and chief executive officer of Max Capital, believes the two firms are a good fit. “Of all the firms in Bermuda, I believe Harbor Point probably has the most similar culture and underwriting appetite to Max,” he told Reactions.

“[Harbor Point] clearly stands out among most other organisations because they truly do believe in a diversified book of business - in both short-tail and long-tail lines - whereas many of the Bermudian companies are much heavier on the short-tail property/casualty side. The cultural similarities between the two firms are quite strong, so it really is a very good fit,” he added.

John Berger, president and chief executive officer of Harbor Point, put the good combination down to familiarity and respect between the two groups. “The number one reason why I thought Max was a good candidate to merge with was because I know the people very well; I know Marty, I know their senior people, and we reinsure many of their insurance businesses, so I have a very high opinion of their operations,” Berger told Reactions.

The boards of directors of both Max and Harbor Point have unanimously approved a definitive agreement to create the combined company. Following the close of the transaction, Becker will be president and chief executive officer of Alterra and will serve as a director. Berger will be chief executive officer of reinsurance of Alterra and vice-

chairman of the board of directors. Berger will also chair the board’s underwriting committee.

Egos have dashed the hopes of previous mergers among Bermudian firms, but that does not appear to be the case in this merger.

The decision over the roles at the new firm was made as a matter of who does what best, Becker says. “The combination of our two companies is a true merger of equals and the resultant management structure reflects that,” he says. John is an icon in the reinsurance industry; he has run reinsurance operations for most of his career, so he can add significant value to the combined organisation by leading that area.”

Berger too feels roles best complement the two CEO’s previous experience: “I told Marty ‘I am fine not being a CEO. I have a lot of respect for you and your leadership capabilities and I am happy to play an important role on the board. I will run the reinsurance operations but you should be the overall CEO.’”

He adds: “There are not too many people out there in the world that I look at and say ‘yes, I am comfortable with that kind relationship.’

Consolidated performance

As of December 31 2009 ($m)

	Max		Harbor Point		Alterra
Gross Premiums Written	$1,375.00		$607.50		$1,982.50
Net Premiums Written	$894.50		$601.90		$1,496.40
Retention	65%		99%		75%
Shareholders’ Equity	$1,564.60		$1,889.70		$3,158.50
Combined Ratio	88.1%		80.6%		85.0%
Net Operating Income	$208.90		$180.90		$389.80
ROE (operating)	14.7%		10.1%		12.7%
NPW / Equity	0.57	x	0.32	x	0.47	x

Source: Max Capital

Taking it to the Max

The deal results in a larger combined entity with a greater capital base and a well diversified book of insurance and reinsurance business that is balanced between long and short tailed lines. As a combined pro forma entity, the two firms wrote $2bn in gross written premiums in 2009, with long-tail lines representing 53% of total gross written premiums and the remaining 47% from short-tail lines. Rating agency Standard & Poor’s expects the merger to create $3bn in shareholders’ equity.

According to Dean Evans, equity analyst at Keefe, Bruyette & Woods, Max was one of the smaller Bermudians by market cap and premium volume but will now fall in the middle of the peer group.

Evans believes the greatest value of the transaction is the strategic fit, rather than the financial benefits. “It’s a good deal [for Max],” Evans told Reactions. “It gives them scale, size, and a clean balance sheet. However, it doesn’t change their earnings outlook and it is not improving their earnings profile.”

As such, Evans termed the deal a modest positive: “If they had named this exact same deal and instead of it being 2% dilutive to book it was 2% accretive to book, I think I would say that it was a huge positive. It was a good deal. It just wasn’t a financial deal; it was done for strategic reasons.

“I think the hope is that the combined company is stronger than the sum of its parts. I think over the long term that is probably the case. I just don’t realistically see a lot of room for that in the near term, i.e. in the next 6 to 12 months.”

Becker and Berger says that, aside from the obvious advantages that an increased scale brings with regards to security and better financial ratings, both companies have something different to bring to the table to create a stronger company.

Becker believes the Max reinsurance book of business will benefit from having access to a Harbor Point’s US licensed platform, while Harbor Point’s exclusive focus on reinsurance will be complemented by having the diversification of insurance on the books. Furthermore Max, through its Lloyd’s operations, can offer licences around the world that Harbor Point did not have access to.

According to Berger, Harbor Point has capital to spare at the moment, $1.9bn of it. So by combining with Max, the merged entity will be able to return capital, pay dividends, write down good will and still be a $3bn company with all the reinsurance and insurance platforms that it needs to provide attractive returns for Alterra’s shareholders.

Given the new group’s ability to switch resources to more profitable lines among its reinsurance, property/casualty, and life divisions, Standard & Poor’s expects Alterra to benefit from greater flexibility to follow cycle-management strategies while reporting less volatility in premium writings and group earnings.

The combined firm will remain domiciled in Bermuda and will have operations in Europe, the US, Latin America, and Lloyd’s. With the exception of reinsurance written at

Lloyd’s, all the reinsurance business of the group will be written by Alterra Reinsurance Limited and Alterra Reinsurance USA, formerly the Harbor Point reinsurance companies.

A safe Harbor?

However, analysts have noted a risk lies in the overlap in reinsurance businesses written by the two companies. Standard & Poor’s believes there is an execution risk related to Alterra capitalising on its enhanced competitive position to produce a stable platform with strong, high-quality earnings over the long run.

Becker of Max is not worried: “We expect the integration to be really pretty simple. We have four business platforms and three of them have no significant integration issues. The integration will be principally focused on the reinsurance business; the great news there is that Harbor Point typically writes their business with much larger counterparties, whereas Max has written more specialty clients. So I believe they really fit together nicely and with very limited overlap.

Evans at KBW says the risks are probably not too big but there is going to be minimal potential for cost savings associated with the deal as a result of the logistical issues involved in rebranding the new company.

In the case of most mergers, employee retention is also an area of concern but as this not an expense saving deal both the CEO’s have announced publically that there should be no substantial employee disruption.

“There is very little negative to this transaction,” asserts Berger.

Under the terms of the agreement, holders of Harbor Point common stock will each receive a fixed exchange ratio of 3.7769 Max common shares for each Harbor Point share. In addition, both Max and Harbor Point intend for the board of directors of the combined company to declare a special cash dividend of $2.50 a share following closing to all shareholders of the combined company, amounting to approximately $300m in total.

Following the merger, Harbor Point shareholders will own approximately 52% of the combined company on a fully diluted basis, with Max shareholders owning approximately 48%.

Completion of the transaction is contingent upon customary closing conditions, including the approvals of shareholders and regulatory approvals and notices, and is expected to close in the second quarter of 2010. There a $60m termination fee should the deal not go through.

“We are both significant players but neither of us are ‘really big’ players,” says Berger. “This clearly puts Alterra in a nice category of companies with about $3bn in surplus.

There may be other teams of individuals or companies that we look at in the future, but I think it gives Alterra a terrific footprint in the world of insurance and reinsurance.”

By Annabelle Palmer - apalmer@euromoneyny.com

Cautionary Note Regarding Forward-Looking Statements:

This article includes statements about future economic performance, finances, expectations, plans and prospects of Max and Harbor Point, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Max, please refer to the most recent Annual Report on Form 10-K (as amended by Max’s Form 10-K/A filed on March 12, 2010), Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Max with the Securities Exchange Commission (“SEC”) and, in the case of Harbor Point, please refer to the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC. These documents are also available free of charge, in the case of Max, by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743. Neither Max nor Harbor Point undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This article contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Max’s or Harbor Point’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this article should not be considered as a representation by Max, Harbor Point or any other person that Max’s or Harbor Point’s objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding expectations; (b) the adequacy of loss reserves and the need to adjust such reserves as claims develop over time; (c) the failure of any of the loss limitation methods the parties employ; (d) any lowering or loss of financial ratings of any wholly owned operating subsidiary; (e) the effect of competition on market trends and pricing; (f) cyclical trends, including with respect to demand and pricing in the insurance and reinsurance markets; (g) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere; and (h) other factors set forth, in the case of Max, in its recent reports on Form 10-K, Form 10-Q and other documents of Max on file with the SEC and, in the case of Harbor Point, in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Max or Harbor Point or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries, may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This article relates to a proposed amalgamation between Max and Harbor Point. On March 12, 2010, Max filed with the SEC a registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus. This article is not a substitute for the definitive joint proxy statement/prospectus that Max will file with the SEC or any other document that Max filed or may file with the SEC or that Max or Harbor Point may send to its shareholders in connection with the proposed amalgamation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION. All such documents are, or when filed will be, available in the case of Max, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743.

Participants in the Solicitation:

Max and its directors and executive officers may be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Max’s directors and executive officers is available in Max’s Form 10-K/A filed with the SEC on March 12, 2010.

John Berger, Chief Executive Officer and President, and Andrew Cook, Chief Financial Officer, of Harbor Point, may also be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Mr. Berger and Mr. Cook is available in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Max with the SEC.

Contacts:

Max Capital Group Ltd.

Susan Spivak Bernstein, 1-212-898-6640

Senior Vice President

susan.spivak@maxcapservices.com

or

Kekst and Company

Roanne Kulakoff or Peter Hill, 1-212-521-4800

roanne-kulakoff@kekst.com / peter-hill@kekst.com